UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SANCHEZ MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing

Limited Partner Interests

(Title of Class of Securities)

79971C201

(CUSIP Number)

Eduardo A. Sanchez
1000 Main Street, Suite 3000
Houston, Texas 77002
(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79971C201

1	Names of Reporting Persons Eduardo A. Sanchez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,141,846

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,141,846

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,141,846

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 5.68%(1)

14	Type of Reporting Person IN

(1)  Based on 20,089,827 Common Units issued and outstanding as of August 7, 2019.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) relates to the common units (“Common Units”) representing limited partner interests in Sanchez Midstream Partners LP (formerly Sanchez Production Partners LP), a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background

(a)                                 This statement is being filed by Eduardo A. Sanchez (the “Reporting Person”).

(b)                                 The business address of the Reporting Person is:

c/o Sanchez Oil & Gas Corporation
1000 Main Street, Suite 3000
Houston, Texas 77002

(c)                                  The present principal occupation of the Reporting Person is a director on the board of directors of Sanchez Midstream Partners GP LLC, a Delaware limited liability company and the General Partner of the Issuer (the “General Partner”). The General Partner’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002. The General Partner is the sole general partner of the Issuer and the Issuer is a publicly traded limited partnership focused on the acquisition, development, ownership and operation of midstream and other energy related assets in North America.

(d)                                 During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Amended and Restated Shared Services Agreement (the “Services Agreement”), which is incorporated herein by reference as Exhibit A, by and between Issuer and SP Holdings, LLC, a Delaware limited liability company (“SP Holdings”), dated as of March 6, 2015, SP Holdings provides services that the Issuer requires to operate its business, including overhead, technical, administrative, marketing, accounting, operational, information systems, financial, compliance, insurance, acquisition, disposition and financing services, in exchange for, among other things, a quarterly asset-based fee and reimbursement of all allocated overhead costs as well as any direct third-party costs incurred. SP Holdings may elect to receive the asset-based fee and certain transaction based fees in Common Units (based on, if applicable, the 30-day trading average closing price of the Common Units prior to the date SP Holdings provides notice of its election to receive Common Units) or other securities of the Issuer.  SOG is the shared services provider providing services to the Issuer under the Services Agreement.

For the second quarter of 2019, SP Holdings elected to receive the asset-based fee in Common Units and, as a result, on August 2, 2019, the Issuer distributed 901,741 Common Units (the “Distributed Units”) to SP Holdings (the “Issuer Distribution”). Immediately following the Issuer Distribution on August 2, 2019, (a) SP Holdings distributed the Distributed Units to SP Capital Holdings, LLC, a Delaware

limited liability company (“SP Capital”), for no consideration (the “SP Holdings Distribution”), and (b) SP Capital distributed (i) 834,111 of the Distributed Units to its members on a pro rata basis and for no consideration (33,364 Common Units to Antonio R. Sanchez, Jr., 216,869 Common Units to each of the Reporting Person, Antonio R. Sanchez, III and Patricio D. Sanchez, and 150,140 Common Units to Ana Lee S. Jacobs (Antonio R. Sanchez, Jr., Antonio R. Sanchez, III, Patricio D. Sanchez, and Ana Lee S. Jacobs are collectively referred to as the “Reporting Person Family Members”) concurrent with the Issuer Distribution and the SP Holdings Distribution (the “SP Capital Member Distribution”), and (ii) the remaining 67,630 Distributed Units to Gerald F. Willinger concurrent with the Issuer Distribution, SP Holdings Distribution and SP Capital Member Distribution (the “SP Capital Willinger Distribution” and, together with the SP Holdings Distribution and the SP Capital Distribution, the “Concurrent Distributions”).  The Concurrent Distributions occurred concurrently with the Issuer Distribution.

Item 4. Purpose of Transaction

The information set forth in Items 5 and 6 is incorporated into this Item 4 by reference.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Units of the Issuer upon his receipt of 216,869 Common Units issued in connection with the SP Capital Member Distribution. The Reporting Person acquired Common Units of the Issuer for investment purposes and in his capacity as a director of the General Partner, the Reporting Person intends to participate in and influence the affairs of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person.  The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

The information set forth on the cover page and in Item 3 of this Schedule 13D is incorporated into this Item 5 by reference.

(a)                                 The aggregate number of Common Units to which this Schedule 13D relates is 1,141,846 Common Units. As of August 7, 2019, there were 20,089,827 Common Units of the Issuer issued and outstanding. As of August 7, 2019, Common Units held by the Reporting Person represent approximately 5.68%.

(b)                                 As a result of the Concurrent Distributions, the Reporting Person is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of, 1,141,846 Common Units.

(c)                                  Except as set forth in this Schedule 13D, there have been no other reportable transactions with respect to the Common Units within the last 60 days by the Reporting Person.

(d)                                 Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Common Units beneficially owned by the Reporting Person.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 2 and Item 3 is incorporated into this Item 6 by reference.

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer.

Under the terms of the Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of August 2, 2019, between the General Partner, SP Holdings, and any other persons who become partners in the partnership (the “Partnership Agreement”), which is incorporated by reference herein as Exhibit B. The holders of Common Units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under the Partnership Agreement. The description of the relative rights and privileges of holders of Common Units to partnership distributions and the rights and privileges of limited partners under the Partnership Agreement, including voting rights, is included in the Partnership Agreement. The Reporting Person is entitled to receive his pro rata portion of the distributions the Issuer makes in respect of its Common Units.

As disclosed in Item 2 and Item 3 above, SP Holdings is a party to the Services Agreement and has issued Common Units received as payment of the asset-based fee indirectly, through SP Capital, to the Reporting Person.

Item 7. Material to be Filed as Exhibits

Exhibit A

Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC and Sanchez Production Partners LP (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Sanchez Production Partners LP on May 15, 2015, File No. 001-33147).

Exhibit B

Third Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Midstream Partners LP on August 5, 2019, File No. 001-33147).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2019

/s/ Eduardo A. Sanchez
Name:	Eduardo A. Sanchez